SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                       SCANDINAVIAN BROADCASTING SYSTEM SA
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                  L 8137 H 10 8
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                January 17, 1996
             (Date of Event which Requires Filing of this Statement)

               ---------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / Check the following box if a fee is being paid with this statement / /.

CUSIP No. L8137 H 10 8

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INTERNATIONAL (NETHERLANDS) B.V.
-----------------------------------------------------------------------------
                I.R.S. Identification No. N/A
-----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/ /     (a)------------------------------------------------------------------
/ /     (b)------------------------------------------------------------------
- -----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
- -----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)          WC
                                             --------------------------------
- -----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------------------------

(6)     Citizenship or Place of Organization    The Netherlands
                                             --------------------------------
----------
 Number of      (7)  Sole Voting Power---------------------------------------
 Shares
 Beneficially   (8)  Shared Voting Power        1,000,000*
  Owned by                                 ----------------------------------
    Each        (9)  Sole Dispositive Power----------------------------------
Reporting
  Person        (10) Shared Dispositive Power  1,000,000*
   With                                       -------------------------------
---------

(11)    Aggregate Amount Beneficially Owned by Each
        Reporting Person     1,000,000*
                         ----------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
              approximately 6.67%**
----------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)     CO
                                                     ------------------------
* Number of shares to be acquired pursuant to currently exercisable
  Warrant.  See Item 3.
**Based upon full exercise of Warrant.

CUSIP No. L8137 H 10 8

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INTERNATIONAL INC.
-----------------------------------------------------------------------------
                I.R.S. Identification No. 04-2980402
----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/ /     (a)------------------------------------------------------------------
/ /     (b)------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)        WC***
                                             --------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             --------------------------------
---------
 Number of      (7)  Sole Voting Power---------------------------------------
 Shares
 Beneficially   (8)  Shared Voting Power        1,000,000*
  Owned by                                 ----------------------------------
   Each         (9)  Sole Dispositive Power----------------------------------
Reporting
  Person        (10) Shared Dispositive Power  1,000,000*
   With                                       ------------------------------
----------

(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person         1,000,000*
                            -------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)-----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11) approximately 6.67%**
                                                        ----------------------

(14)    Type of Reporting Person (See Instructions)     CO
                                                     ------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.

CUSIP No. L8137 H 10 8

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VIACOM INC.
-----------------------------------------------------------------------------
                I.R.S. Identification No. 04-2949533
----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/ /     (a)------------------------------------------------------------------
/ /     (b)------------------------------------------------------------------
----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)       WC***
                                             --------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------------------------

(6)     Citizenship or Place of Organization    Delaware
                                             --------------------------------
- ----------
 Number of      (7)  Sole Voting Power---------------------------------------
 Shares
 Beneficially   (8)  Shared Voting Power        1,000,000*
  Owned by                                -----------------------------------
    Each        (9)  Sole Dispositive Power----------------------------------
Reporting
  Person        (10) Shared Dispositive Power  1,000,000*
   With                                       -------------------------------
- ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,000,000*
                                                                  -----------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
              approximately 6.67%**
-----------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)     CO
                                                    -------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.

CUSIP No.  L 8137 H 10 8

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                SUMNER M. REDSTONE
-----------------------------------------------------------------------------
                S.S. No.
-----------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

/ /     (a)------------------------------------------------------------------
/ /     (b)------------------------------------------------------------------
----------------------------------------------------------------------------

(3)     SEC Use Only---------------------------------------------------------
----------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions)       WC***
                                             --------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).--------------------------------------------------

(6)     Citizenship or Place of Organization    United States
                                             --------------------------------
- ----------
 Number of       (7)  Sole Voting Power--------------------------------------
   Shares
Beneficially     (8)  Shared Voting Power       1,000,000*
  Owned by                                 ----------------------------------
   Each          (9)  Sole Dispositive Power---------------------------------
  Person
   With         (10)  Shared Dispositive Power     1,000,000*
- ----------                                     ------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting
        Person        1,000,000*
                  -----------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)----------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
        approximately 6.67%**
----------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)   IN
                                                    -------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.

     The Schedule 13D, previously filed by the undersigned with respect to the Common Stock, par value $1.50 per share, of Scandinavian Broadcasting System SA, is hereby amended as follows:

Item 2  Identity and Background
        -----------------------

     Item 2 is amended and supplemented to report the current list of officers and directors of Viacom Inc. on Schedule I hereto, which became effective on January 17, 1996.

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

January 23, 1996                             VIACOM INTERNATIONAL
                                             (NETHERLANDS) B.V.


                                             By:  /s/ Philippe P. Dauman
                                                 ----------------------------
                                                 Name:  Philippe P. Dauman
                                                 Title: Director


                                             VIACOM INTERNATIONAL INC.


                                             By:  /s/ Michael D. Fricklas
                                                -----------------------------
                                                Name:   Michael D. Fricklas
                                                Title:  Senior Vice President,
                                                        Deputy General Counsel


                                             VIACOM INC.


                                             By:  /s/ Michael D. Fricklas
                                                 ----------------------------
                                                 Name:   Michael D. Fricklas
                                                 Title:  Senior Vice President,
                                                         Deputy General Counsel


                                        *
                           -------------------------------------
                           Sumner M. Redstone, Individually


*By   /s/ Michael D. Fricklas
    -----------------------------
        Michael D. Fricklas
        Attorney-in-Fact
        under the Limited Power of
        Attorney filed as Exhibit 99.2
        to the Statement

                                   Schedule I
                               Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board and   National Amusements, Inc.
                                 1515 Broadway                Chief Executive Officer     200 Elm Street
                                 New York, NY  10036          of Viacom; Chairman of      Dedham, MA  02026
                                                              the Board and President,
                                                              Chief Executive Officer of
                                                              National Amusements, Inc.

Vaughn A. Clarke                Viacom Inc.                   Sr. VP, Treasurer of        Viacom International Inc.
                                1515 Broadway                 Viacom                      1515 Broadway
                                New York, NY  l0016                                       New York, NY  10036

Philippe P. Dauman*             Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, General       1515 Broadway
                                New York, NY  l0016           Counsel, Chief              New York, NY  10036
                                                              Administrative Officer
                                                              and Secretary of Viacom

Thomas E. Dooley*               Viacom Inc.                   Deputy Chairman,            Viacom International Inc.
                                1515 Broadway                 Executive VP, Finance,      1515 Broadway
                                New York, NY  l0016           Corporate Development       New York, NY  10036
                                                              and Communications of
                                                              Viacom


- ---------------
*Also a Director

                                   Schedule I
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Carl D. Folta                    Viacom Inc.                   Sr. VP, Corporate          Viacom International Inc.
                                 1515 Broadway                 Relations of Viacom        1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas              Viacom Inc.                   Sr. VP, Deputy General     Viacom International Inc.
                                 1515 Broadway                 Counsel and Assistant      1515 Broadway
                                 New York, NY  10036           Secretary of Viacom        New York, NY  10036

Susan C. Gordon                  Viacom Inc.                   Vice President,            Viacom International Inc.
                                 1515 Broadway                 Controller, Chief          1515 Broadway
                                 New York, NY  10036           Accounting Officer         New York, NY  10036
                                                               of Viacom

Rudolph L. Hertlein              Viacom Inc.                   Sr. VP of Viacom           Viacom International Inc.
                                 1515 Broadway                                            1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Edward D. Horowitz               Viacom Inc.                   Sr. VP, Technology of      Viacom International Inc.
                                 1515 Broadway                 Viacom; Chairman, Chief    1515 Broadway
                                 New York, NY  10036           Executive Officer of       New York, NY  10036
                                                               New Media and Interactive
                                                               Television


                                   Schedule I
                                  (Continued)


                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

Henry Leingang                   Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Information Officer         1515 Broadway
                                 New York, NY  10036          of Viacom                   New York, NY  l0036

William A. Roskin                Viacom Inc.                  Sr. VP, Human               Viacom International Inc.
                                 1515 Broadway                Resources and               1515 Broadway
                                 New York, NY  10036          Administration of Viacom    New York, NY  l0036

George S. Smith, Jr.             Viacom Inc.                  Sr. VP, Chief               Viacom International Inc.
                                 1515 Broadway                Financial Officer of        1515 Broadway
                                 New York, NY  10036          Viacom                      New York, NY  l0036

Mark M. Weinstein                Viacom Inc.                  Sr. VP, Government          Viacom International Inc.
                                 1515 Broadway                Affairs of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  l0036


                                   Directors

George S. Abrams                 Winer & Abrams               Attorney                    Winer & Abrams
                                 One Court Street                                         One Court Street
                                 Boston, MA  02108                                        Boston, MA  02108

Steven R. Berrard                Blockbuster Entertainment    President and Chief         Blockbuster Entertainment Group
                                 Group                        Executive Officer of        One Blockbuster Plaza
                                 One Blockbuster Plaza        Viacom's Blockbuster        Fort Lauderdale, FL  33301
                                 Fort Lauderdale, FL  33301   Entertainment Group


                                   Schedule I
                                  (Continued)

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------

George D. Johnson, Jr.           Blockbuster Entertainment    President -- Domestic       Blockbuster Entertainment Group
                                 Group                        Consumer Division of        One Blockbuster Plaza
                                 One Blockbuster Plaza        Viacom's Blockbuster        Fort Lauderdale, FL  33301
                                 Fort Lauderdale, FL  33301   Entertainment Group

Ken Miller                       C.S. First Boston            Vice Chairman of            C.S. First Boston
                                 Park Avenue Plaza            C.S. First Boston           Park Avenue Plaza
                                 55 East 52nd Street                                      55 East 52nd Street
                                 New York, NY  10055                                      New York, NY  10055

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed               National Amusements, Inc.
                                 Evergreen, CO  80439                                     200 Elm Street
                                 (Residence)                                              Dedham, MA  02026

Shari Redstone                   National Amusements, Inc.    Executive Vice              National Amusements, Inc.
                                 200 Elm Street               President of                200 Elm Street
                                 Dedham, MA  02026            National Amusements, Inc.   Dedham, MA  02026

Frederic V. Salerno              NYNEX Corporation            Vice Chairman --            NYNEX Corporation
                                 335 Madison Avenue           Finance and Business        335 Madison Avenue
                                 New York, NY  10033          Development of NYNEX        New York, NY  10033

William Schwartz                 Yeshiva University           VP for Academic             Yeshiva University
                                 2495 Amsterdam Avenue        Affairs (chief              2495 Amsterdam Avenue
                                 New York, NY  10033          academic officer)           New York, NY  10033
                                                              of Yeshiva University

Ivan Seidenberg                  NYNEX Corporation            Chairman of the Board       NYNEX Corporation
                                 335 Madison Avenue           and Chief Executive         335 Madison Avenue
                                 New York, NY  10017          Officer of NYNEX            New York, NY  10017
